Exhibit 3.5

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

150101

Filed in the office of	Document Number
Ross Miller Secretary of State State of Nevada	20140194608-45
	Filing Date and Time
	03/17/2014 2:27 PM
	Entity Number
	E0463822005-6

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:
MEDYTOX SOLUTIONS, INC.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

1. Designation; Number of Shares. The designation of said series of Preferred Stock shall be Series D Convertible Preferred Stock ("Series D Preferred Stock"). The number of shares of Series D Preferred Stock shall be two hundred thousand (200,000). Each share of Series D Preferred Stock shall have a par value of $.0001 per share.

(CONTINUED ON EXHIBIT "A" ATTACHED HERETO)

3. Effective date of filing: (optional) Upon Filing
(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer William G. Forhan, CEO

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

EXHIBIT "A" TO CERTIFICATE OF DESIGNATION
MEDYTOX SOLUTIONS, INC.

2.     Ranking. With respect to dividends (as provided in Section 3 below) and liquidation rights (as provided in Section 5 below), the Series D Preferred Stock shall rank (i) on parity with the Corporation's common stock, par value $.0001 per share ("Common Stock"); (ii) senior to any class or series of preferred stock of the Corporation hereafter created not specifically ranking by its terms senior to or on a parity with the Series D Preferred Stock; (iii) junior to any other class or series of preferred stock of the Corporation hereafter created specifically ranking by its terms senior to the Series D Preferred Stock; and (iv) on parity with the Series B Non-Convertible Preferred Stock, par value $.0001 per share, of the Corporation and any other class or series of preferred stock of the Corporation hereafter created specifically ranking by its terms on a parity with the Series D Preferred Stock,

3.     Dividends. From anti after the date of the issuance of any shares of Series D Preferred Stock (the "Original Issuance Date"), each holder of outstanding shares of Series D Preferred Stock shall be entitled to receive on account of such shares (participating pari passe with the holders of Common Stock), dividends in cash out of any funds of the Corporation legally available for the payment thereof, at the same time any dividend will be paid or declared and set apart for payment on any shares of any Common Stock, in an amount equal to the amount which such holder would have been entitled to receive if such Series D Preferred Stock were converted to Common Stock under Section 6(a) on the date such dividend is paid or declared and set apart for payment.

4.     Voting Rights. Each holder of outstanding shares of Series D Preferred Stock shall be entitled to vote on all matters submitted to a vote of the holders of the Common Stock. Each share of Series D Preferred Stock shall have one (1) vote, except as otherwise required by law. Except as provided by law, holders of Series D Preferred Stock shall vote together with the holders of Common Stock as a single class.

5.     Liquidation Rights. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, each holder of outstanding shares of Series D Preferred Stock shall be entitled to receive and to be paid out of the assets of the Corporation available for distribution to its stockholders (participating pari passer with the holders of Common Stock), the amount which such holder would have been entitled to receive if all of the shares of Series D Preferred Stock held by such holder were, immediately prior to the time of such distribution, converted into that number of fully-paid nonassessable shares of Common Stock equal to the Conversion Number (as defined below). From and after the distribution of such amount, such holder's shares of Series D Preferred Stock shall no longer be deemed to be outstanding, and all rights of such holder of such shares shall cease and terminate.

6.     Conversion.

(a) Right to Convert. Subject to the terms and conditions of this Section 6, each holder of outstanding shares of Series D Preferred Stock shall have the right to convert some (in minimum amounts of at least 50,000 shares of Series D Preferred Stock) or all of the outstanding shares of Series D Preferred Stock then held by such holder into that number of fully-paid and nonassessable shares of Common Stock equal to the Conversion Number (as defined below) as of the time of such conversion. For purposes of this Certificate of Designation, (A) the "Conversion Number' as of a specified date prior to the Qualification Date (as defined below) shall be the number resulting from the following calculation, rounded down to the nearest whole number: (i) the quotient of (1) 5 divided by (II) the product of 0.80 multiplied by the Market Price of the Common Stock as of such date, multiplied by (ii) the total number of outstanding shares of Series D Preferred Stock being converted as of such date; and (B) the "Conversion Number" as of a specified date from and after the Qualification Date shall be the number resulting from the following calculation, rounded down. to the nearest whole number: (i) the quotient of (1) 5 divided by (II) the Market Price of the Common Stock as of such date, multiplied by (ii) the total number of outstanding shares of Series D Preferred Stock being converted as of such date. Such right of conversion shall be exercised by a holder of outstanding shares of Series D Preferred Stock by delivery of a written notice to the Corporation stating that the holder elects to convert a stated number of shares of Series D Preferred Stock into Common Stock and by surrender of a certificate or certificates for the shares so to be converted (the "Conversion Certificate?) to the Corporation at its principal office (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to the holders of outstanding shares of the Series D Preferred Stock) at any time during its usual business hours on the date set forth in such notice.

For purposes of this Section 6(a), the "Market Price" shall be, as of any specified date with respect to any share of Common Stock, (i) if the Common Stock is traded on a national securities exchange, the closing sales price of the Common Stock reported on the exchange on such date, or, if there are no such sales on that date, then on the last preceding date on which such sales were reported; (ii) if the Common Stock is not listed on any national securities exchange but is quoted on an inter-dealer quotation system, the average of the bid and ask prices on such date, or if there are no such sales on that date, then on the last preceding date on which such sales were reported; or (iii) if the Common Stock is not traded on. a national securities exchange or quoted on an inter-dealer quotation system, the Market Price shall be established by the board of directors by resolutions duly adopted and certified by the Secretary of the Corporation, which certified resolutions (x) set forth the price per share of Common Stock established by the board of directors which shall be based on the price that would be paid for all of the capital stock of the Corporation in an aim's-length transaction between a willing buyer and a willing seller (neither acting under compulsion) as reasonably determined by the board of directors, or, in the event that the board of directors reasonably determines that such valuation would exceed $10 million, as determined by the valuation of a nationally recognized investment banking or appraisal firm, and (y) are delivered to the holder of such outstanding shares of Series D Preferred Stock within 10 business days following the date of such determination.

For purposes of this Section 6(a), the "Qualification Date" shall be the earlier of (i) the date the volume of shares of Common Stock traded on any inter-dealer quotation system and/or any exchange on. which the Common Stock may be listed or traded, exceeds an aggregate of 30,000,000 in any 30-day period, or (ii) the Corporation sells shares of its Common. Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, with aggregate gross proceeds of not less than $30,000,000.

(b) Issuance of Certificate; Time Conversion Effected. Promptly after the receipt of the written notice referred to in Section 6(a) and the surrender of the Conversion Certificates as provided in Section 6(a), the Corporation shall issue and deliver to a holder exercising conversion rights under Section 6(a), at such holder's address as it shall appear on the records of the Corporation, (i) a certificate or certificates representing that number of fully-paid nonassessable shares of Common Stock issuable upon the conversion of such shares of Series D Preferred Stock pursuant to Section 6(a) and (ii) to the extent that such holder exercises his, her or its right to convert some but not all of the outstanding shares of Series 1) Preferred Stock then held by such holder pursuant to Section 6(a), a certificate or certificates for that number of shares of Series D Preferred Stock represented by the Conversion Certificates for which such holder is not exercising his, her or its conversion rights under Section 6(a) (if any). Such conversion shall be deemed to have been effected as of the date on which the written notice delivered pursuant to Section 6(a) is actually received by the Corporation and the Conversion Certificates shall have been duly surrendered. All dividends accrued but unpaid with respect to any shares of Series D Preferred Stock converted under Section 6(a) shall be paid in cash within seven (7) days following the date on which such shares are converted (unless there are no legally available funds with which to make such cash payment, in which event such cash payment shall be made as soon as possible).

(c) Effect of Subdivision or Combination of Common Stock on Conversions. In case the Corporation shall at any time subdivide (by stock split, stock dividend, or otherwise) its outstanding shares of Common Stock into a greater number of shares, the number of shares of Common Stock into which the Series D Preferred Stock is convertible shall be proportionately increased. in case the Corporation shall at any time combine (by reverse stock split or otherwise) its outstanding shares of Common Stock into a lesser number of shares, the number of shares of Common Stock into which the Series D Preferred Stock is convertible shall be proportionately decreased.

(d) Reorganization or Reclassification. If any capital reorganization or reclassification of the capital stock of the Corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities, or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization or reclassification, lawful and adequate provisions shall be made whereby each holder of shares of Series I) Preferred Stock shall upon conversion of the Series D Preferred Stock as described in this Certificate of Designation have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately therefor receivable upon the conversion of such share or shares of Series D Preferred Stock, such shares of stock, securities, or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of Common Stock equal to the number of shares of such Common Stock immediately receivable upon such conversion had such reorganization or reclassification not taken place. In any such case, appropriate provisions shall be made with respect to the rights and interests of such holder to the end that the provisions hereof shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities, or assets thereafter deliverable upon the exercise of such conversion rights.

(e) Mandatory Conversion; Cancellation. Any shares of Series D Preferred Stock outstanding on the second anniversary of the Original Issuance Date (the "Mandatory Conversion Date") shall be automatically converted into that number of fully-paid nonassessable shares of Common Stock which the holder thereof would have been entitled to receive had such shares of Series D Preferred Stock been converted into Common Stock pursuant to Section 6(a) on the Mandatory Conversion Date. All certificates evidencing the shares of Series D Preferred Stock held by a holder shall, on the Mandatory Conversion Date or such earlier date on which such certificates are so surrendered for conversion, be deemed to have been retired and canceled and the shares of Series D Preferred Stock represented thereby converted into shares of Common Stock as described above for all purposes. Upon the mandatory conversion of shares of Series I) Preferred Stock pursuant to this Section 6(e), all accrued but unpaid dividends thereon shall be paid in cash within seven (7) days following the date on which such shares are converted (unless there are no legally available fluids with which to make such cash payment, hi which event such cash payment shall be made as soon as possible). The Corporation shall, promptly following the Mandatory Conversion Date, or such earlier date as the certificates representing all of the shares of Series D Preferred Stock held by a holder shall have been duly surrendered by such holder pursuant to this Section 6(e), issue and deliver to such holder, at such holder's address as it shall appear on the records of the Corporation, a certificate or certificates representing that number of fully-paid nonassessable shares of Common Stock issuable upon conversion of such shares pursuant to this Section 6(e).

7.      Transfer. No share of Series D Preferred Stock or any interest therein may be validly sold, assigned, awarded, pledged, gifted, encumbered, disposed or otherwise transferred, for consideration or otherwise, whether voluntarily, involuntarily or by operation of law (collectively, a "Transfer"), unless the holder receives from the Corporation its prior written consent to such Transfer. Any attempt to Transfer without such consent by the Corporation shall be null and void in all respects and the purported transferee shall not be recognized by the Corporation as a holder of Series D Preferred Stock for any purpose whatsoever.

8.      Covenants. So long as any shares of the Series D Preferred Stock are outstanding, the Corporation shall not amend, alter or repeal any provisions of the Articles of Incorporation, this Certificate or the Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series D Preferred Stock.

9.     Notices. All notices or communications given hereunder shall be in writing and, if to the Corporation, shall be delivered to it at its principal executive offices and, if to any holder of Series D Preferred Stock, shall be delivered to such holder at such holder's address as it appears on the stock books of the Corporation.

10.      Waiver. Any of the rights, powers, preferences and other terms of the Series D Preferred Stock set forth herein may be waived on behalf of all holders of Series D Preferred Stock by the affirmative written consent of stockholders holding a majority of the shares of the Series D Preferred Stock.